CUSIP No. 726900103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Planar Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
726900103
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 726900103

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Costa Brava Partnership III L.P. 04-3387028
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited partnership
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,091,532
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,091,532
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,091,532
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row (9)	5.5% *
12)	Type of Reporting Person	PN

* Based on 20,016,579 shares of Common Stock outstanding as of January 29, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 25, 2009.

CUSIP No. 726900103

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Roark, Rearden & Hamot, LLC
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,091,532
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,091,532
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,091,532
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row (9)	5.5% *
12)	Type of Reporting Person	OO - Other

* Based on 20,016,579 shares of Common Stock outstanding as of January 29, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 25, 2009.

CUSIP No. 726900103

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Seth W. Hamot
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	A United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,091,532
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,091,532
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,091,532
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row (9)	5.5% *
12)	Type of Reporting Person	IN, HC

* Based on 20,016,579 shares of Common Stock outstanding as of January 29, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 25, 2009.

CUSIP No. 726900103

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on November 12, 2009 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership.

(a) through (c):

The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G, and is incorporated herein by reference thereto.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 726900103

SIGNATURE

The Reporting Persons have agreed that the Schedule 13G, and any amendments thereto, may be filed by Seth W. Hamot on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement was filed as Exhibit 1 to the Schedule 13G.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010

/s/ Seth W. Hamot
Seth W. Hamot